Exhibit 4.1

DESCRIPTION OF SECURITIES REGISTERED UNDER SECTION 12 OF THE SECURTIES EXCHANGE ACT

Description of Our Capital Stock
Our articles provide for Class A and Class B common stock. Class B common stock is convertible into Class A common stock as described below. Our common stock is uncertificated.
Our authorized capital stock consists of 200,100,000 shares, each with no par value per share, of which:

•	100,000,000 shares are designated as Class A common stock;

•	100,000,000 shares are designated as Class B common stock; and

•	100,000 shares are designated as preferred stock.
Preferred Stock
Our Board is authorized, without approval of the holders of Class A common stock or Class B common stock, to provide for the issuance of preferred stock from time-to-time in one or more series in such number and with such designations, preferences, powers, and other special rights as may be stated in the resolution or resolutions providing for such preferred stock. Our Board may cause us to issue preferred stock with voting, conversion, and other rights that could be senior or in preference to the rights of the holders of Class A common stock and Class B common stock.
Common Stock
The holders of our Class A common stock are entitled to one vote per share and the holders of our Class B common stock are entitled to five votes per share on any matter to be voted upon by the stockholders. Holders of Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law, if Class A common stock and Class B common stockholders would receive different economic benefits, or if certain changes to our articles of incorporation are proposed.
The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Directors are elected by a majority of shares present in person or represented by proxy at a shareholder meeting.
The holders of our Class A common stock and Class B common stock are entitled to share equally in any dividends that our Board may declare from time-to-time from legally available funds and assets, subject to limitations under Montana law and the preferential rights of holders of any outstanding shares of preferred stock. If a dividend is paid in the form of shares of common stock or rights to acquire shares of common stock, the holders of Class A common stock will be entitled to receive Class A common stock, or rights to acquire Class A common stock, as the case may be and the holders of Class B common stock will be entitled to receive Class B common stock, or rights to acquire Class B common stock, as the case may be.
Upon any voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of our Company, the holders of our Class A common stock and Class B common stock are entitled to share equally, on a per share basis, in all our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any outstanding shares of preferred stock.
Our Class A common stock is not convertible into any other shares of our capital stock. Any holder of Class B common stock may at any time convert his or her shares into shares of Class A common stock on a share-for-share basis. The shares of Class B common stock will automatically convert into shares of Class A common stock on a share-for-share basis:

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when the number of shares of Class B Common Stock constitutes less than 20% of the aggregate number of shares of Common Stock then outstanding as of the record date for a shareholder meeting, as determined by the Board of Directors of the Corporation, each share of Class B Common Stock then issued and outstanding is automatically converted into one fully paid and non-assessable share of Class A Common Stock and will have one vote per share; or

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upon any transfer, whether or not for value, except for transfers to the holder’s spouse, certain of the holder’s relatives, the trustees of certain trusts established for their benefit, corporations and partnerships wholly-owned by the holders and their relatives, the holder’s estate, and other holders of Class B common stock.

Once converted into Class A common stock, the Class B common stock cannot be reissued. No class of common stock may be subdivided or combined unless the other class of common stock concurrently is subdivided or combined in the same proportion and in the same manner.
Other than in connection with dividends and distributions, subdivisions or combinations, the exercise of stock options for Class B shares or certain other circumstances, we are not authorized to issue additional shares of Class B common stock.
Class A and Class B common stock do not have any preemptive rights.
Anti-Take Over Provision
Our articles of incorporation provide that our Board may issue up to 100,000 shares of preferred stock, in one or more series, without stockholder approval and with such terms, conditions, rights, privileges, and preferences as the Board may deem appropriate. In addition, our articles of incorporation provide for staggered terms for our Board and limitations on persons authorized to call a special meeting of stockholders. In addition, certain provisions of Montana law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of such Class A common stock.